EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Three Months Ended April 1, 2000
Fixed charges:
Interest expense	$33
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	7
Estimated interest portion of rents	7
Total fixed charges	$47

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$257
Eliminate equity in undistributed pre-tax income of Textron Finance	(23)
Fixed charges*	40
Adjusted income	$274

Ratio of income to fixed charges	5.83

*Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.